FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

February 12, 2009

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):
Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: February 12, 2009 By:	/s/ Joseph Tung
Name:	Joseph Tung
Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

Contact:
ASE, Inc. Room 1901, No. 333, Section 1 Keelung Road, Taipei, Taiwan, 110 Tel: + 886.2.8780.5489 Fax: + 886.2.2757.6121 http://www.aseglobal.com	Joseph Tung, CFO / Vice President Freddie Liu, Vice President Allen Kan, Manager ir@aseglobal.com Clare Lin, Director (US Contact) clare.lin@aseus.com Tel: + 1.408.986.6524

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2008

Taipei, Taiwan, R.O.C., February 12, 2009 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), the world’s largest independent provider of IC packaging and testing services, today reported unaudited net revenues1 of NT$18,311 million for the fourth quarter of 2008 (4Q08), down 37% year-over-year and down 29% sequentially.  Net loss for the quarter totaled NT$800 million, down from net income of NT$3,704 million in 4Q07 and net income of NT$2,212 million in 3Q08.  Loss per share for the quarter was NT$0.15 (or US$0.023 per ADS), compared to diluted earnings per share of NT$0.64 for 4Q07 and NT$0.41 for 3Q08.

For the full year of 2008, the Company reported net revenues of NT$94,431 million and net income of NT$6,160 million.  Diluted earnings per share for the full year of 2008 was NT$1.12, or US$0.178 per ADS.

RESULTS OF OPERATIONS

4Q08 Results Highlights

●
Net revenue contribution from IC packaging operations (including module assembly), testing operations, and substrates sold to third parties was NT$14,005 million, NT$3,830 million and NT$476 million, respectively, and each represented approximately 76%, 21% and 3%, respectively, of total net revenues for the quarter.

●	Cost of revenues was NT$15,096 million, down 23% year-over-year and down 21% sequentially.

-	Raw material cost totaled NT$4,910 million during the quarter, representing 27% of total net revenues, compared with NT$7,370 million and 29% of net revenues in the previous quarter.

-	Labor cost totaled NT$2,863 million during the quarter, representing 16% of total net revenues, compared with NT$3,885 million and 15% of net revenues in the previous quarter.

______________________
1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with accounting principles generally accepted in the Republic of China, or ROC GAAP.  Such financial information is generated internally by us, and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period.  Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements.  In addition, the financial information presented is not necessarily indicative of our results for any future period.

Advanced Semiconductor Engineering, Inc.

-	Depreciation, amortization and rental expenses totaled NT$4,290 million during the quarter, up 4% year-over-year and up 3% sequentially.

●
Total operating expenses during 4Q08 were NT$2,232 million, including NT$811 million in R&D and NT$1,421 million in SG&A, compared with operating expenses of NT$2,733 million in 3Q08.  The sequential decrease was primarily attributable to a decrease in salary and employee bonus adjustment in 4Q08.  Total operating expenses as a percentage of net revenues for the current quarter were 12%, up from 9% in 4Q07 and up from 11% in 3Q08.

●	Operating profit for the quarter totaled NT$983 million, down from NT$3,896 million in the previous quarter. Operating margin decreased to 5% in 4Q08 from 15% in 3Q8.

●	In terms of non-operating items:

-	Net interest expense was NT$522 million, up from NT$421 million a quarter ago primarily due to a higher bank loan balances during the quarter.

-	Net foreign exchange loss of NT$166 million was primarily attributable to the appreciation of the U.S. dollar against the N.T. dollar.

-	Loss on equity-method investment of NT$125 million was primarily attributable to our investment in USI.

-
Other non-operating expenses of NT$693 million were primarily related to the severance pay of NT$270 million and loss from inventory valuation adjustment of NT$215 million.  Total non-operating expenses for the quarter were NT$1,506 million, compared to NT$873 million for 4Q07 and NT$742 million for 3Q08.

●
Loss before tax was NT$523 million for 4Q08, compared with income before tax of NT$3,154 million in the previous quarter.  We recorded income tax expense of NT$300 million during the quarter, compared to income tax expense of NT$777 million in 3Q08.  Income tax expense of NT$300 million in 4Q08 was primarily related to the valuation allowance adjustment of deferred income tax assets.

●	In 4Q08, net loss was NT$800 million, compared to net income of NT$3,704 million for 4Q07 and NT$2,212 million for 3Q08.

●
Our total number of shares outstanding at the end of the quarter was 5,690,427,734 shares, including treasury stock owned by our subsidiaries and shares bought back from the open market.  We had bought back treasury stock of 108,700,000 shares from the open market but had not yet cancelled as of December 31, 2008.  Our losses per share for 4Q08 was NT$0.15, or US$0.023 per ADS, based on 5,324,543,204 weighted average number of shares outstanding in 4Q08.

2008 Full-year Results

●
Net revenues for the full year of 2008 amounted to NT$94,431 million, down 7% from 2007.  The revenue contribution from IC packaging operations (including module assembly), testing operations, and others were NT$73,392 million, NT$19,021 million, and NT$2,018 million, respectively, and each represented approximately 78%, 20% and 2% respectively, of total net revenues for the year.

●	Cost of revenues for the full year of 2008 were NT$71,886 million, a slight decrease compared to 2007.

-	Raw material cost totaled NT$27,276 million during the year, representing 29% of total net revenues, compared with NT$27,913 million and 28% of net revenues in 2007.

-	Labor cost totaled NT$14,550 million during the year, representing 15% of total net

Advanced Semiconductor Engineering, Inc.

 revenues, compared with NT$14,684 million and 15% of net revenues in 2007.

-
Depreciation, amortization and rental expenses totaled NT$16,361 million during the year, relatively unchanged compared to 2007.  As a percentage of net revenues, depreciation, amortization and rental expenses were 17% during the year, up from 16% in 2007.

●	Gross profit for the year was NT$22,545 million, down 23% compared to NT$29,088 million in 2007. Gross margin was 24% for the year, down from 29% in 2007.

●
Total operating expenses during 2008 were NT$10,730 million, including NT$3,812 million in R&D and NT$6,918 million in SG&A.  Total operating expenses as a percentage of net revenues was 11% in 2008, up from 10% in 2007.

●	Operating income for the year was NT$11,815 million, compared to operating income of NT$19,297 for the previous year. Operating margin was 13% in 2008, which decreased from 19% in 2007.

●
Total non-operating expenses for the year was NT$2,339 million, compared to NT$1,945 million for 2007.  The increase was primarily due to the valuation loss from financial assets, and the severance pay recorded in 2008.

●	Income before tax was NT$9,476 million for 2008. We recognized an income tax expense of NT$2,269 million during the year.

●	In 2008, net income amounted to NT$6,160 million, compared with a net income of NT$12,165 in 2007.

●
Our total shares outstanding at the end of the year were 5,690,427,734, including treasury stock.  Our diluted EPS for 2008 was NT$1.12, or US$0.178 per ADS, based on 5,457,356,171 weighted average number of shares outstanding.

LIQUIDITY AND CAPITAL RESOURCES

●	As of December 31, 2008, our cash and other financial assets totaled NT$26,139 million, compared to NT$26,728 million as of September 30, 2008.

●	Capital expenditures in 4Q08 totaled US$46 million, of which US$27 million was used for IC packaging and US$19 million was used for testing.

●	For the full year 2008, the Company spent US$395 million for capital expenditures, including US$227 million for IC packaging, US$165 million for testing, and US$3 million for interconnect material.

●
As of December 31, 2008, we had total bank debt of NT$62,703 million, compared to NT$66,367 million as of September 30, 2008.  Total bank debt consisted of NT$8,779 million of revolving working capital loans, NT$2,694 million of the current portion of long-term debt, NT$1,375 million of long-term bonds payable and NT$49,855 million of long-term debt.  Total unused credit lines were NT$69,287 million.

●	Current ratio as of December 31, 2008 was 1.83, compared to 1.62 as of September 30, 2008. Net debt to equity ratio was 0.49 as of December 31, 2008.

●	Total number of employees was 26,977 as of December 31, 2008, compared to 29,942 as of December 31, 2007 and 30,511 as of September 30, 2008.

BUSINESS REVIEW

IC Packaging Services2

_______________
2 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

●	Net revenues generated from our IC packaging operations were NT$14,005 million during the quarter, down NT$8,556 million, or 38% year-over-year, and down NT$6,122 million, or 30% sequentially.

●	Net revenues from advanced substrate and leadframe-based packaging accounted for 86% of total IC packaging net revenues during the quarter, which equaled the previous quarter.

●	Gross margin for our IC packaging operations was 15%, down by 14 percentage points year-over-year and by 6 percentage points sequentially.

●
Capital expenditures for our IC packaging operations amounted to US$27 million during the quarter, of which US$21 million was used for wirebonding packaging capacity and US$6 million was used for wafer bumping and flip chip packaging equipment.

●	As of December 31, 2008, there were 8,446 wirebonders in operation. 10 wirebonders were added and none was disposed of during the quarter.

●	Net revenues from flip chip packages and wafer bumping services accounted for 15% of total packaging net revenues, which equaled the previous quarter.

Testing Services

●	Net revenues generated from our testing operations were NT$3,830 million, down NT$1,846 million, or 33% year-over-year, and down NT$1,365 million, or 26% sequentially.

●
Final testing contributed 81% to total testing net revenues, and was up 1% from the previous quarter.  Wafer sort contributed 15% to total testing net revenues, down 3 percentage points from the previous quarter.  Engineering testing contributed 4% to total testing net revenues, up 2 percentage points from the previous quarter.

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,575 million, up from NT$1,538 million in 4Q07 and down from NT$1,593 million in 3Q08.

●	In 4Q08, gross margin for our testing operations was 22%, down by 23 percentage points year-over-year and down by 14 percentage points sequentially.

●	Capital spending on our testing operations amounted to US$19 million during the quarter.

●	As of December 31, 2008, there were 1,583 testers in operation. 22 testers were added and 77 testers were disposed of during the quarter.

Substrate Operations

●
PBGA substrate manufactured by ASE amounted to NT$1,498 million for the quarter, down NT$1,031 million, or 41% year-over-year, and down NT$783 million, or 34% from the previous quarter.  Of the total output of NT$1,498 million, NT$476 million was from sales to external customers.

●	Gross margin for substrate operations was 12% during the quarter, down by 8 percentage points year-over-year and sequentially.

●	In 4Q08, the Company’s internal substrate manufacturing operations supplied 54% (by value) of our total substrate requirements.

●	As of December 31, 2008, the Company’s PBGA capacity was 52 million units per month.

Customers

●
Our five largest customers together accounted for approximately 30% of our total net revenues in 4Q08, compared to 23% in 4Q07 and 27% in 3Q08.  No single customer accounted for more than 10% of our total net revenues.

●	Our top 10 customers contributed 46% of our total net revenues during the quarter, compared to 43% in 4Q07 and relatively unchanged compared to 3Q08.

●	Our customers that are integrated device manufacturers, or IDMs, accounted for 42% of our

Advanced Semiconductor Engineering, Inc.

total net revenues during the quarter, compared to 43% in 4Q07 and 41% in 3Q08.

About ASE,  Inc.
ASE, Inc. is the world's largest independent provider of IC packaging services and testing services, including front-end engineering testing, wafer probing and final testing services.  ASE, Inc.’s international customer base of more than 200 customers includes such leading names as ATI Technologies Inc., CSR plc, Freescale Semiconductor, Inc., MediaTek Inc., NEC Corporation, NVIDIA Corporation, NXP Semiconductors, Qualcomm Incorporated, RF Micro Devices Inc., STMicroelectronics N.V. and VIA Technologies, Inc.  With advanced technological capabilities and a global presence spanning Taiwan, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, visit our website at http://www.aseglobal.com.

Safe Harbor Notice
This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects.  Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release.  The words “anticipate”, “believe”, “estimate”, “expect”, “intend”, “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release.  Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor industry; demand for the outsourced semiconductor packaging and testing services we offer and for such outsourced services generally; the highly competitive semiconductor industry; our ability to introduce new packaging, interconnect materials and testing technologies in order to remain competitive; our ability to successfully integrate pending and future mergers and acquisitions; international business activities; our business strategy; general economic and political conditions, including the recent global financial crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; our future expansion plans and capital expenditures; the strained relationship between the Republic of China and the People’s Republic of China; fluctuations in foreign currency exchange rates; and other factors.  For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2007 Annual Report on Form 20-F filed on June 30, 2008.

Supplemental Financial Information
Consolidated Operations
Amounts in NT$ Millions	4Q/08	3Q/08	4Q/07
Net Revenues	18,311	25,815	28,976
Revenues by End Application
Communication	46%	44%	43%
Computer	19%	23%	25%
Automotive and Consumer	35%	33%	31%
Others	0%	0%	1%
Revenues by Region
North America	54%	55%	51%
Europe	15%	15%	13%
Taiwan	15%	18%	20%
Japan	12%	9%	7%
Other Asia	4%	3%	9%

IC Packaging Services
Amounts in NT$ Millions	4Q/08	3Q/08	4Q/07
Net Revenues	14,005	20,127	22,561
Revenues by Packaging Type
Advanced substrate & leadframe based	86%	89%	87%
Traditional leadframe based	6%	4%	4%
Module assembly	4%	4%	6%
Others	4%	3%	3%
Capacity
CapEx (US$ Millions) *	27	50	97
Number of Wirebonders	8,446	8,436	8,003

Testing Services
Amounts in NT$ Millions	4Q/08	3Q/08	4Q/07
Net Revenues	3,830	5,195	5,676
Revenues by Testing Type
Final test	81%	80%	76%
Wafer sort	15%	18%	22%
Engineering test	4%	2%	2%
Capacity
CapEx (US$ Millions) *	19	45	60
Number of Testers	1,583	1,638	1,534

* Capital expenditure amounts exclude building construction costs.

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Income Statements Data
(In NT$ millions, except per share data)
(Unaudited)

	For the three months ended			For the period ended
	Dec. 31 2008	Sep. 30 2008	Dec. 31 2007	Dec. 31 2008	Dec. 31 2007
Net revenues:
IC Packaging	14,005	20,127	22,561	73,392	78,517
Testing	3,830	5,195	5,676	19,021	20,007
Others	476	493	739	2,018	2,639
Total net revenues	18,311	25,815	28,976	94,431	101,163

Cost of revenues	15,096	19,186	19,717	71,886	72,075
Gross profit	3,215	6,629	9,259	22,545	29,088

Operating expenses:
Research and development	811	925	1,128	3,812	3,284
Selling, general and administrative	1,421	1,808	1,602	6,918	6,507
Total operating expenses	2,232	2,733	2,730	10,730	9,791
Operating income	983	3,896	6,529	11,815	19,297

Net non-operating (income) expenses:
Interest expenses - net	522	421	293	1,487	1,226
Foreign exchange loss (gain)	166	146	(199)	(282)	(404)
Loss (gain) on equity-method investment	125	(69)	(96)	(77)	(346)
Others	693	244	875	1,211	1,469
Total non-operating expenses	1,506	742	873	2,339	1,945
(Loss) income before tax	(523)	3,154	5,656	9,476	17,352

Income tax expense	300	777	1,165	2,269	3,358
(Loss) income from continuing operations and before minor interest	(823)	2,377	4,491	7,207	13,994
Minority interest	(23)	165	787	1,047	1,829

Net (loss) income	(800)	2,212	3,704	6,160	12,165

Per share data:
Earnings (loss) per share
– Basic	NT$(0.15)	NT$0.41	NT$0.68	NT$1.14	NT$2.26
– Diluted	NT$(0.15)	NT$0.41	NT$0.64	NT$1.12	NT$2.18

Earnings (loss) per equivalent ADS
– Basic	US$(0.023)	US$0.067	US$0.105	US$0.181	US$0.344
– Diluted	US$(0.023)	US$0.066	US$0.099	US$0.178	US$0.332

Number of weighted average shares used in diluted EPS calculation (in thousands)	5,324,543	5,403,832	5,759,515	5,457,356	5,633,145

Exchange rate (NT$ per US$1)	32.83	30.95	32.44	31.47	32.80

Advanced Semiconductor Engineering, Inc.
Summary of Consolidated Balance Sheet Data
(In NT$ millions)
(Unaudited)

As of Dec. 31, 2008		As of Sep. 30, 2008

Current assets:
Cash and cash equivalents	26,139	26,728
Financial assets – current	1,270	1,757
Notes and accounts receivable	11,388	17,875
Inventories	4,992	5,808
Others	2,578	3,423
Total current assets	46,367	55,591

Financial assets – non current	4,327	4,554
Properties – net	84,758	84,953
Intangible assets	12,592	12,533
Others	4,146	4,294
Total assets	152,190	161,925

Current liabilities:
Short-term debts – revolving credit	8,779	10,956
Short-term debts – current portion of long-term debts	2,694	2,958
Short-term debts – current portion of bonds payable	0	1,375
Notes and accounts payable	5,167	8,868
Others	8,631	10,077
Total current liabilities	25,271	34,234

Long-term debts	49,855	51,078
Long-term bonds payable	1,375	0
Other liabilities	3,728	2,938
Total liabilities	80,229	88,250

Minority interest	2,289	2,843

Shareholders’ equity	69,672	70,832
Total liabilities & shareholders’ equity	152,190	161,925

Current Ratio	1.83	1.62
Net Debt to Equity	0.49	0.51